Exhibit 4.26

ADDENDUM TO CONSULTING SERVICES AGREEMENT

THIS ADDENDUM to a Consulting Services Agreement dated the 1st day of November, 2021 (the “Agreement”) is made effective the 1st day of August 2022.

BETWEEN:

SNOW LAKE RESOURCES LTD.

(collectively, the “Company” or “Snow Lake”)

OF THE FIRST PART.

- and -

_________

(the “Consultant”)

OF THE SECOND PART.

This Addendum shall serve as an amendment to the Agreement.

WHEREAS it is critical to the continued operations of the Company that senior management remain committed to managing the Company through these critical and tumultuous times;

AND WHEREAS a dissident shareholder group has attempted to replace the board of directors of the company with the stated intention of removing senior management;

AND WHEREAS the former Chair of the Board brought forward a motion to reduce the salaries of certain senior management by 90%, which motion was not permitted to proceed;

AND WHEREAS senior management has established excellent relationships with all levels of the government of Manitoba from the bureaucrats responsible for permitting and authorizing the business operations to the politicians including the Premier and the Ministers whose responsibilities cover all operations of the Company;

AND WHEREAS senior management has developed a relationship with a multinational strategic partner with which it expects to imminently sign a memorandum of understanding which could have a material positive impact on the Company and its valuation;

AND WHEREAS all of the positive impacts brought forward by senior management will be endangered if senior management is terminated or replaced, or due to the uncertainty created by the dissident shareholder group, resigns;

Revisions covered under this Addendum

NOW THEREFORE, in consideration of the terms of this Addendum, including the amendment to the termination without cause provisions and related payment of service fees, the parties have agreed to amend the Agreement by adding or amending the following provisions:

16. TERMINATION OF EMPLOYMENT

Section 16(a) currently says:

16. Termination: This Agreement may be terminated:

(a) by the Company without cause upon the provision of twelve (12) months’ written notice to the Consultant or payment of twelve (12) months’ service fees in lieu of such notice;

This Addendum amends the terms of Section 16(a) as follows:

16. Termination: This Agreement may be terminated:

(a) by the Company without cause upon the payment of: (i) thirty-six (36) months’ service fees ($       / month * 36 months =$ USD) in lieu of such notice and (ii) an amount equal to thirty-six (36) months’ board (Secretary) fees ($       / month = $ * 36 months = $ USD), such service and board (secretary) fees to be paid in a lump sum, immediately upon termination, to the Consultant on the sole condition (which cannot be amended except with consent of both parties), that the Consultant delivers to the Company a signed release in a form attached to this Addendum.

NOTE:	In the event of a scheduled Shareholder Meeting (including an Annual Shareholders Meeting) (“Meeting”), in anticipation of a possible Change of Control (as defined below), the Company shall not less than seven (7) days before the Meeting, issue the payments set out in Section 16(a) to the Consultant on the same basis as set out in Section 16(a), pending the outcome of the Meeting. Should the Meeting not result in a termination under Section 16(a) or (d), then the Company may direct the Consultant, and the Consultant shall be obligated to return the funds to the Company.

This Addendum amends the terms of Section 16 to add the following provisions:

(d)	by the Consultant, at any time, following a Change of Control (as defined below), upon which termination the Consultant immediately shall be entitled to all the payments from the Company set out in Section 16(a).

(e)	For the purposes of this Agreement, Change of Control shall be defined as follows:

(i)	a change in the composition of the Board, as a result of which fewer than a majority of the Directors are Incumbent Directors. “Incumbent Directors” shall mean Directors who are Directors of the Company as of the date of this Addendum (“Effective Date”); or

(ii)	the solicitation of a dissident proxy, or any proxy not approved by the Incumbent Directors, the purpose of which is to change the composition of the Board with the result, or potential result, that fewer than a majority of the Directors will be Incumbent Directors.

In the case of the occurrence of any of the events set forth in Subsection 16(e), a Change of Control shall be deemed to occur immediately prior to the occurrence of any such events.

(f)	In the event that this Agreement is terminated by the Company pursuant to Section 16(a), or by the Consultant pursuant to Section 16(d), any options held by the Consultant, or by ____, for purchase of shares in the Company pursuant to any stock option or plan granted by the Company, shall immediately vest (if they have not already vested) and shall then be exercisable at any time, in whole or in part, for a period of one (1) year from the effective date of termination of this Agreement, in accordance with the terms and conditions of those stock options or plan.

2.	Changes noted within this Addendum shall become effective as of August 1, 2022.

3.	All other terms and conditions covered by and under the Agreement shall remain in full force and effect, unamended.

4.	Should any of the terms of this Addendum conflict with the terms of the Agreement, the terms of this Addendum shall govern.

IN WITNESS WHEREOF this Agreement is executed by the parties as of the date first above written.

COMPANY:	SNOW LAKE RESOURCES LTD.

Per:

I have authority to bind the corporation.

CONSULTANT:

Per:
, President
I have authority to bind the corporation.

GENERAL RELEASE

for and in consideration of the sum of  USD, the receipt and sufficiency of which consideration is hereby acknowledged, does hereby remise, release and forever discharge SNOW LAKE RESOURCES LTD. (“Snow Lake”) and its directors, officers, shareholders, agents, employees, successors, assigns, associates, affiliates, subsidiaries, parent and partners (hereinafter all jointly and severally called the “Releasees”) of and from all manner of actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims, complaints and demands whatsoever, contractual, statutory or otherwise which against the Releasees  ever had, now have or may have, hereafter can, shall or may have for or by reason of any cause, matter or thing whatsoever existing up to the present time, and in particular, without restricting the generality of the foregoing, arising out of the Services Agreement between and Snow Lake and the termination of that Agreement with Snow Lake.

AND  hereby acknowledges and agrees that in the event that should hereafter commence or threaten to commence any action, suit, claim, complaint, demand or proceeding which in any way relates to the Services Agreement or the termination of that Agreement with Snow Lake, this Release is, and may be relied upon by the Releasees as, an estoppel and complete bar to any such action, suit, claim, complaint, demand or proceeding. further acknowledge and agree that any claim or complaint filed under any other legislation which in any way relates to the Services Agreement or the termination of that Agreement with Snow Lake would be frivolous, vexatious and an abuse of process.

It is a term of this Release that the consideration aforesaid is not and is not to be deemed in any way to be an admission of liability on the part of the Releasees.

AND  hereby agrees not to make any claim or take any proceedings against any person, firm or corporation that might claim contribution or indemnity from the Releasees under the provisions of any statute or otherwise.

AND  hereby acknowledges and agrees that covenants and agrees to indemnify and save harmless the Releasees from and against any and all claims, charges, taxes, penalties and demands which may be made by or on behalf of or in relation to the Canada Revenue Agency requiring the Releasees to pay income tax, charges, taxes or penalties under the Income Tax Act (Canada) in respect of income tax payable by in respect of ’s engagement by Snow Lake under the Services Agreement or the termination of ’s engagement with Snow Lake or the payment of the consideration aforesaid, from and against any and all claims, charges, taxes, penalties and demands which may be made by or on behalf of or in relation to the Canada Employment Insurance Commission or the Canada Pension Plan Commission under any applicable statute or regulation with respect to any amounts which may at any time be found to be payable by the Releasees in respect of ’s engagement with Snow Lake or the termination of ’s engagement with Snow Lake or the payment of the consideration aforesaid.

AND  hereby covenants and agrees that the arrangements set out in in the Agreement which are to be implemented on termination of the Agreement are made on a confidential basis and TGAM further covenants and agrees that unless compelled by law, the said arrangements shall not be disclosed, revealed, confirmed or otherwise communicated by TGAM to any person or entity, apart from its legal and financial advisors, and TGAM further covenants and agrees that TGAM will direct such persons to whom such disclosure may be made to keep the matter completely confidential and TGAM will use its best efforts to ensure that such persons keep the matter completely confidential and do not disclose, reveal, confirm or otherwise communicate the arrangements to any person or entity.

AND hereby covenants and agrees that unless authorized in writing by an authorized officer of Snow Lake, or unless required by law, will not at any time hereafter directly or indirectly disclose to any person, firm or corporation or use for its own benefit or the benefit of any other person, firm or corporation any secret or confidential information acquired by it during the course of or as a result of its engagement with Snow Lake.

AND hereby covenants and agrees that will not at any time hereafter directly or indirectly disparage or make any derogatory comment or communication whatsoever about any of the Releasees to any person, firm or corporation.

AND hereby acknowledges and confirms that has returned to Snow Lake all property, confidential or otherwise, belonging to the Releasees which was in its possession or under its control.

AND hereby affirm and warrant that has read and fully understands this Release, that it constitutes full and final release of all claims or complaints, contractual, statutory or otherwise, which SWI may have against the Releasees including, but not limited to, all claims or complaints arising out of SWI’s engagement with Snow Lake or the termination of SWI’s engagement with Snow Lake and that this Release is executed voluntarily.

AND hereby affirms and warrants that has obtained independent legal advice with respect to the termination of its engagement with Snow Lake and the terms of this Release.

IN WITNESS WHEREOF this Release is executed as of the _______ day of _________ .

Per:

I have authority to bind the corporation.

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